UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.__ )*

Pixie Dust Technologies, Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

72582J103**

(CUSIP Number)

August 3, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**

There is no CUSIP number assigned to the common shares of the Issuer. CUSIP number 72582J103 has been assigned to the American Depositary Shares of the Issuer, which are listed on The NASDAQ Capital Market under the symbol “PXDT.” Each American Depositary Share represents one common share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 72582J103

1	NAMES OF REPORTING PERSONS Takayuki Hoshi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,379,400(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,379,400(1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,379,400(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.4%(2)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Represents (i) 1,378,200 common shares held directly by Mr. Hoshi, and (ii) an aggregate of 1,200 common shares that may be issued upon exercise of stock options previously issued to Mr. Hoshi, as determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

(2)

This percentage is based on 14,702,267 common shares outstanding immediately after the initial public offering of 1,666,667 ADSs, each ADS representing one common share of the Issuer (the “IPO”), as disclosed in the Issuer’s Prospectus (File No. 333-272476) dated as of July 31, 2023, filed with the U.S. Securities and Exchange Commission.

SCHEDULE 13G

Item 1.
(a)	Name of Issuer:

Pixie Dust Technologies, Inc.

(b)	Address of Issuer’s principal executive offices:

2-20-5 Kanda Misaki-cho, Chiyoda-ku

Tokyo 101-0061, Japan

Item 2.
(a)	Name of person filing:

Takayuki Hoshi (the “Reporting Person”)

(b)	Address or principal business office or, if none, residence:

c/o Pixie Dust Technologies, Inc.

2-20-5 Kanda Misaki-cho, Chiyoda-ku

Tokyo 101-0061, Japan

(c)	Citizenship:

Japan.

(d)	Title of class of securities:

Common shares, no par value, of the Issuer.

(e)	CUSIP No.:

There is no CUSIP number assigned to the common shares of the Issuer. CUSIP number 72582J103 has been assigned to the American Depositary Shares of the Issuer, which are listed on The NASDAQ Capital Market under the symbol “PXDT.” Each American Depositary Share represents one common share.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J); or

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ________.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount beneficially owned:	1,379,400
(b)	Percent of class:	9.4%
(c)	Number of shares as to which the person has:
	(i) Sole power to vote or to direct the vote:	1,379,400
	(ii) Shared power to vote or to direct the vote:	0
	(iii) Sole power to dispose or to direct the disposition of:	1,379,400
	(iv) Shared power to dispose or to direct the disposition of:	0

The amount beneficially owned includes (i) 1,378,200 common shares held directly by the Reporting Person, and (ii) an aggregate of 1,200 common shares that may be issued upon exercise of stock options previously issued to the Reporting Person, as determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

The percent of class is based on 14,702,267 common shares outstanding immediately after the IPO, as disclosed in the Issuer’s Prospectus (File No. 333-272476) dated as of July 31, 2023, filed with the U.S. Securities and Exchange Commission, pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended.

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2023

/s/ Takayuki Hoshi
Takayuki Hoshi